Management's Discussion and Analysis
BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three and nine months ended September 30, 2022 provides an update to our annual MD&A dated March 14, 2022 for the fiscal year ended December 31, 2021. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2021 and our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022. Our unaudited condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of November 7, 2022.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F each for the year ended December 31, 2021, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the orders or demand for our products (including from our HPDI 2.0TM fuel systems), including in China and under our supply agreement with Weichai Westport Inc. ("WWI"), the timing for the launch of WWI's HPDI 2.0 fuel systems engine, the variation of gross margins from our HPDI 2.0 fuel systems product and causes thereof, margin pressure in 2022 and the timing for amelioration of supply chain issues (including those related to semiconductor supply restrictions), stabilization in gaseous fuel prices relative to petroleum and diesel, opportunities available to sell and supply our products in North America, our ability to strengthen our liquidity, growth in our heavy-duty business and improvements in our light-duty original equipment manufacturer ("OEM") business and timing thereof, improved aftermarket revenues, the impact of the Russia-Ukraine conflict on our business, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. In addition, the impacts of the COVID-19 pandemic could cause actual results to differ materially from the forward-looking statements contained in this MD&A. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, the impact of the COVID-19 pandemic, the impact of the Russia-Ukraine conflict conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Management's Discussion and Analysis
THIRD QUARTER 2022 HIGHLIGHTS

•Total revenues decreased 4% to $71.2 million, compared to $74.3 million in the same period in 2021 primarily driven by weakening of the Euro against the U.S. dollar. Excluding foreign currency translation total revenues would have increased by 10%.
•Higher sales volumes for the independent aftermarket ("IAM") business unit in Eastern Europe, Algeria, and Peru, partially offset by lower sales volume to Russian customers.
•Revenues from OEM business unit customers were comparable to the same period 2021, including increased sales of hydrogen, electronics and fuel storage products, and offset by lower sales of CNG and LNG products due to higher natural gas prices in the European market.
•Net loss was $11.9 million for the quarter ended September 30, 2022, compared to net loss of $5.8 million for the same quarter last year. The decrease in earnings was driven by the loss of equity income from the termination and sale of the Cummins Westport Inc. ("CWI") joint venture and foreign exchange loss.
•Cash and cash equivalents were $86.5 million at the end of the third quarter 2022. Cash used in operating activities during the quarter was $8.6 million, due to operating losses of $10.9 million and debt repayment of $3.6 million, partially offset by net changes to working capital.
•Adjusted EBITDA reported was negative $4.5 million compared to negative $1.4 million for the same period in 2021.
•Announced impressive hydrogen HPDI test results from the demonstration program with Scania. Applying Westport’s HPDI technology fueled with hydrogen to Scania's 13-Litre CBE1 platform, demonstrated a peak Brake Thermal Efficiency of 51.5% complemented by 48.7% at road load conditions, with engine-out NOx similar to the base diesel engine.

BUSINESS OVERVIEW

Westport is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. Our diverse product offerings, sold under a wide range of established global brands, enable the use of a number of alternative fuels in the transportation sector which provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including LPG, compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. We supply our products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to OEMs and Tier 1 and Tier 2 OEM suppliers. We also provide delayed OEM (“DOEM”) offerings and engineering services to our customers and partners globally. Today, our products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.

Management's Discussion and Analysis
The majority of our revenues are generated through the following IAM and OEM businesses:

Independent Aftermarket
We sell systems and components across a wide range of brands, primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels, in addition to gasoline.

OEM Businesses
Heavy-duty OEM
We sell systems and components, including HPDI 2.0 fuel system products, to engine OEMs and commercial vehicle OEMs. Our fully integrated HPDI 2.0 fuel systems, enables diesel engines using primarily natural gas fuel to match the power, torque, and fuel economy benefits found in traditional compression ignition engines, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels.

Our HPDI technology is in the early stage of commercialization with our initial OEM launch partner, primarily in Europe. We anticipate additional growth in the sales volumes in China, the largest market for natural gas powered commercial vehicles..

Delayed OEM	We directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.
Light-duty OEM	We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.
Electronics	We design, industrialize and assemble electronic control modules.
Hydrogen	We design, develop, produce and sell hydrogen components for transportation and industrial applications. Also, we are adapting our HPDI fuel systems to use hydrogen or hydrogen/natural gas blends in internal combustion engines.
Fuel storage	We manufacture LPG fuel storage solutions and supply fuel storage tanks to the aftermarket, OEM, and other market segments.

RISKS, LONG-TERM PROFITABILITY & LIQUIDITY

Global Supply Chain Challenges and Inflationary Environment

We continue to experience supply chain challenges to source semiconductors and other inputs to production due to supply shortages plaguing the automotive industry.. While demand for more climate-friendly vehicles with favorable fuel price economics is growing, the global shortage of semiconductors and raw materials is impacting automotive manufacturing and creating bottlenecks. We expect the global semiconductor supply and raw materials shortage affecting the automotive industry will continue to impact our business for the foreseeable future. Besides shortages, we are incurring inflationary pressure on production input costs from sourcing semiconductors, raw materials and parts and higher energy costs in operating our factories that are impacting margins. The prolonged supply chain disruption continues to have material impacts on production delays and end-customer demand declines. We have continued to maintain our inventory levels as at September 30, 2022, especially for electronic components including semiconductors, and a timing issue of aftermarket tenders. We are closely monitoring and making efforts to mitigate the impact of the global shortage of semiconductors, raw materials and parts on our businesses, however, we do not expect this shortage to impact our long-term growth.

Russia-Ukraine conflict

We conduct a portion of our light-duty OEM and IAM businesses in Russia by selling our products to numerous OEMs and other IAM customers. Our Russian business has been a growing and important market for gaseous fuel systems and components. Due to the Russian invasion of Ukraine in late February 2022, the United States, European Union, Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. The sanctions have had a significant impact on our ability to conduct business with our Russian customers due to restrictions caused by ownership and the ability of some Russian customers to pay for goods because of banking restrictions. In addition, recent limitations and restrictions imposed on the export of Russian natural gas have had a significant impact on the price of natural gas (See "Fuel Prices" below). While the full impact of the commercial and economic consequences of the conflict are uncertain at this time, revenues generated in the Russian market were $9.6 million less in the nine months ended September 30, 2022 compared to same period in 2021. We cannot provide

Management's Discussion and Analysis
assurance that future developments in the Russian-Ukraine conflict would not continue to have an adverse impact on the ongoing operations and financial condition of our business in Russia.
Fuel Prices

To date, there have been significant increases and continued global gaseous price fluctuations including LNG and CNG but also for liquid fuels including crude oil, diesel, and gasoline, which continue to persist given uncertainty in supply levels and European geopolitical risk due to the Russia-Ukraine conflict. Fuel price increases of gaseous fuels that negatively impact the price differential of gaseous fuels versus diesel and gasoline, may impact our customers' decision to adopt such gaseous fuels as a transportation energy solution in the short-term. We continue to observe softness in demand in our heavy-duty and light-duty OEM sales volumes caused by the uncertainty over the elevated prices of CNG and LNG relative to diesel and gasoline in Europe. Despite pressure on CNG and LNG prices, the LPG price differential to gasoline has continued to improve and be favourable to customer demand, which supported increased sales in our IAM business.

Long-term Profitability and Liquidity

We continue to observe high inflationary pressures, global supply chain disruptions, higher interest rates and volatile fuel prices which negatively affect customer demand going forward and have an adverse impact on our production and cost structure.

We believe that we have considered all possible impacts of known events arising from the risks discussed above related to inflation, supply chain, fuel prices, and the Russian-Ukraine conflict in the preparation of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022. However, changes in circumstances due to the aforementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.

We continue to generate operating losses and negative cash flows from operating activities primarily due to the lack of scale in our heavy-duty OEM business. Despite customer interest in HPDI 2.0, sales of our HPDI 2.0 fuel systems to our OEM launch partner continue to be adversely affected by the impact of the continued volatility in natural gas prices, decreasing end-customer demand. Cash used in operating activities was $42.0 million for the nine months ended September 30, 2022. Despite the successful monetization of the CWI joint venture's intellectual property and the sale of CWI in the first quarter of 2022, the loss of income from the equity interest in the former CWI business had a significant impact on our annual cash flows.

As at September 30, 2022, we had cash and cash equivalents of $86.5 million. Although we believe we have sufficient liquidity to continue as a going concern beyond November 2023, the long-term financial sustainability of the Company will depend on our ability to generate sufficient positive cash flows from all of our operations specifically through profitable, sustainable growth and on the ability to finance our long-term strategic objectives and operations. In addition to new customer announcements and entering new markets, the Company is focused on improving profitability through growth in our heavy-duty OEM business driving economies of scale and improvements in our light-duty OEM and IAM businesses, including pricing measures and manufacturing strategies driving margin expansion. If, as a result of future events, we were to determine we were no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying unaudited condensed consolidated interim financial statements and the adjustments could be material.

Management's Discussion and Analysis
THIRD QUARTER 2022 RESULTS
Revenues for the three months ended September 30, 2022 decreased 4% year-over-year to $71.2 million primarily driven by the weakening of the Euro against the U.S. dollar's significant impact on the translation of the financial results to U.S. dollars, lower sales volumes to our initial OEM launch partner and contractual decrease in sales price year over year. This was partially offset by increased sales volumes in our IAM, fuel storage, hydrogen, and electronics businesses, despite lower sales volumes to the Russian market resulting from the impact of sanctions from the ongoing Russian-Ukraine conflict, and softness in demand in our light-duty OEM business in Europe from higher relative CNG fuel prices in Europe.

We reported a net loss of $11.9 million for the three months ended September 30, 2022 compared to net loss of $5.8 million for the same quarter last year. The decrease in earnings was driven by the loss of equity income from the termination and sale of the CWI joint venture and foreign exchange loss. The prior year quarter had an additional $4.1 million in equity income primarily from CWI. This was partially offset by higher year-over-year gross margins of $1.2 million.

We reported negative $4.5 million Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA", see "Non-GAAP Measures" section in this MD&A) during the third quarter as compared to negative $1.4 million Adjusted EBITDA for the same period in 2021.

SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(expressed in millions of U.S. dollars, except for per share amounts)
Revenue	$71.2	$74.3	$227.7	$229.8
Gross margin[1]	$11.3	$10.1	$31.7	$38.9
Gross margin %[1]	16%	14%	14%	17%
Income from investments accounted for by the equity method	$0.2	$4.1	$1.0	$18.7
Net income (loss)	$(11.9)	$(5.8)	$(15.8)	$8.3
Net income (loss) per share - basic and diluted	$(0.07)	$(0.03)	$(0.09)	$0.05
Weighted average basic shares outstanding	171.2	169.5	171.2	156.7
Weighted average diluted shares outstanding	171.2	169.5	171.2	158.5
EBIT[1]	$(10.8)	$(4.5)	$(13.0)	$4.1
EBITDA[1]	$(8.0)	$(1.2)	$(4.0)	$14.6
Adjusted EBITDA[1]	$(4.5)	$(1.4)	$(14.9)	$7.5
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
(expressed in millions of United States dollars)
Cash and cash equivalents	$86.5	$124.9
Net working capital[1]	87.9	96.7
Total assets	392.9	471.3
Short-term debt	8.7	13.7
Long-term debt, including current portion	43.5	55.7
Royalty payable, including current portion	5.6	9.9
Other non-current liabilities[1]	28.0	38.6
Total liabilities	180.5	234.9
Shareholders' equity	212.4	236.4
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

RESULTS FROM OPERATIONS

OPERATING SEGMENTS

We manage and report the results of our business through three segments: OEM, IAM, and Corporate as described in the Business Overview. The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.

	Three Months Ended September 30, 2022
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$44.1	$(7.3)	$2.1	$0.2
IAM	27.1	2.2	0.7	—
Corporate	—	(5.8)	0.1	—
Total Consolidated	$71.2	$(10.9)	$2.9	$0.2

	Three Months Ended September 30, 2021
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$48.0	$(7.4)	$2.4	$0.3
IAM	26.3	0.7	0.8	—
Corporate	—	(1.9)	0.1	3.8
Total Consolidated	$74.3	$(8.6)	$3.3	$4.1

Management's Discussion and Analysis
Revenue for the three and nine months ended September 30, 2022

OEM
Revenue for the three and nine months ended September 30, 2022 was $44.1 million and $150.2 million, respectively, compared with $48.0 million and $138.2 million for the three and nine months ended September 30, 2021.

The decrease in revenue for the three months ended was primarily driven by the 16% decrease in the average Euro rate versus the U.S. dollar for the third quarter which offset the higher sales volumes of our fuel storage, DOEM, hydrogen, and electronics businesses period over period. Our heavy-duty OEM sales volumes decreased 16% year-over-year mainly due to the unfavorable fuel price differential between LNG and diesel in Europe caused by the shortage of LNG supply.

The increase in revenue for the nine months ended was primarily driven by the additional revenues from increased sales volumes to OEMs in India of our light-duty CNG products where we continue to see strong government support and policies in place for the significant expansion of CNG vehicles, increased sales volumes of our electronics, fuel storage, hydrogen and DOEM products. This was partially offset by lower sales volumes in Western Europe for our light-duty OEM products, lower revenues year over year in our heavy-duty OEM business, and the foreign exchange impact of the depreciation of the Euro.

IAM
Revenue for the three and nine months ended September 30, 2022 was $27.1 million and $77.5 million, respectively, compared with $26.3 million and $91.6 million for the three and nine months ended September 30, 2021.

The increase in revenue for the three months ended was primarily driven by increased sales to Eastern Europe, Algeria and Peru. This was partially offset by the aforementioned foreign exchange impact of the Euro versus U.S. dollars.

The decrease in revenue for the nine months ended was primarily driven by lower sales volumes to the Russian market due to the ongoing Russia-Ukraine conflict, lower sales volumes to Eastern Europe and Egypt, and the aforementioned foreign exchange impact. The prior year included a large one-time infrastructure project of $5.3 million in Tanzania to build fueling infrastructure to enable the sale and operation of gaseous fueled vehicles.

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2022	2021	$	%	2022	2021	$	%
OEM	$44.1	$48.0	$(3.9)	(8)%	$150.2	$138.2	$12.0	9%
IAM	27.1	26.3	0.8	3%	77.5	91.6	(14.1)	(15)%
Total Revenue	$71.2	$74.3	$(3.1)	(4)%	$227.7	$229.8	$(2.1)	(1)%

Gross Margin for the three months ended September 30, 2022

OEM
Gross margin increased by $1.6 million to $4.7 million, or 11% of revenue, for the three months ended September 30, 2022 compared to $3.1 million, or 6% of revenue, for the three months ended September 30, 2021.

Gross margin increased for the three months ended September 30, 2022 was driven primarily by the increased sales volumes in multiple OEM businesses, improved sales mix of heavy-duty OEM's system parts, partially offset by the annual contractual price reduction year over year to our initial OEM launch partner, and decrease in gross margin in our light-duty OEM business due to increase in sales volumes to emerging markets with lower gross margins. Partially offsetting the positive growth in sales volume, we continue to incur higher production input costs from supply chain challenges and inflation in logistics, utilities and other costs, which we have only partially been able to pass on to our OEM customers.

Management's Discussion and Analysis
IAM
Gross margin decreased by $0.4 million to $6.6 million, or 24% of revenue, for the three months ended September 30, 2022 compared to $7.0 million, or 27% of revenue, for the three months ended September 30, 2021.

The decrease in gross margin and gross margin percentage was primarily driven by higher production input costs incurred in materials, transportation, and energy costs caused by the global supply chain shortage, inflation, and European energy supply shortage. The loss of higher margin sales volumes to the Russian market contributed $1.1 million to the decrease in margins.

(expressed in millions of U.S. dollars)

	Three months ended September 30,	% of	Three months ended September 30,	% of	Change
	2022	Revenue	2021	Revenue	$	%
OEM	$4.7	11%	$3.1	6%	$1.6	52%
IAM	6.6	24%	7.0	27%	(0.4)	(6)%
Total gross margin	$11.3	16%	$10.1	14%	$1.2	12%

Gross Margin for the nine months ended September 30, 2022

OEM
Gross margin decreased by $0.9 million to $14.4 million, or 10% of revenue, for the nine months ended September 30, 2022 compared to $15.3 million, or 11% of revenue, for the nine months ended September 30, 2021.

Gross margin and gross margin percentage from our HPDI 2.0 fuel systems product will vary based on production and sales volumes, levels of development work, successful implementation of initiatives to reduce the cost input materials, and foreign exchange rates. Margin pressure is expected to continue through 2022 as production costs and contracted price discounts with the existing OEM customers are only partially offset by cost reductions of materials until higher scale is achieved. Despite headwinds from higher relative LNG fuel prices to diesel, sales volumes to our initial OEM launch partner for the nine months ended were comparable year-over-year. Higher LNG prices are decreasing the demand for LNG trucks and until LNG prices fall relative to diesel prices, we expect that HPDI 2.0 fuel system sales growth to our initial OEM launch partner slowed. Partially offsetting the decrease in gross margin includes the increased gross margins from our fuel storage, hydrogen, electronics and DOEM businesses.

IAM
Gross margin decreased by $6.3 million to $17.3 million, or 22% of revenue, for the nine months ended September 30, 2022 compared to $23.6 million, or 26% of revenue, for the nine months ended September 30, 2021.

The decrease in gross margin and gross margin percentage was primarily driven by lower sales volumes to higher margin Western European customers, higher production input costs incurred in materials, transportation, and energy costs caused by the global supply chain shortage, inflation, and European energy supply shortage.

(expressed in millions of U.S. dollars)

	Nine months ended September 30, 2022	% of Revenue	Nine months ended September 30, 2021	% of Revenue	Change
					$	%
OEM	$14.4	10%	$15.3	11%	$(0.9)	(6)%
IAM	17.3	22%	23.6	26%	(6.3)	(27)%
Total gross margin	$31.7	14%	$38.9	17%	$(7.2)	(19)%

Management's Discussion and Analysis
Research and Development Expenses ("R&D")

Our OEM R&D activities continue to focus on the development of next generation HPDI fuel systems technology and demonstrations with potential OEM customers on our HPDI fuel system's hydrogen and natural gas applications. We also continue to direct our R&D investments towards development and improvements to our broad range of gaseous fuel components and fuel systems for OEM and aftermarket applications using LPG, natural gas and hydrogen, including capturing new OEM customer business in Europe, evolving our engine management systems to meet pending updates to emission regulations globally, and continually improving the features, cost and quality of our components and systems.

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2022	2021	$	%	2022	2021	$	%
OEM	$5.7	$4.9	$0.8	16%	$14.6	$16.2	$(1.6)	(10)%
IAM	0.8	1.3	(0.5)	(38)%	3.1	4.2	(1.1)	(26)%
Total R&D expenses	$6.5	$6.2	$0.3	5%	$17.7	$20.4	$(2.7)	(13)%

Selling, General and Administrative Expenses ("SG&A")

OEM
SG&A expenses for the three and nine months ended September 30, 2022 were $6.0 million and $17.4 million, respectively, compared with $5.1 million and $14.4 million for the three and nine months ended September 30, 2021, respectively. The increases of SG&A expenses were primarily driven by additional expenses from our fuel storage business acquired in June 2021, higher sales volumes in multiple OEM businesses, higher compensation costs and travel-related costs, partially offset by the aforementioned foreign exchange impact.

IAM
SG&A expenses for the three and nine months ended September 30, 2022 were $2.9 million and $11.1 million, respectively, compared with $4.1 million and $13.7 million for the three and nine months ended September 30, 2021, respectively. The decreases of SG&A expenses were primarily driven by the decrease in the average Euro rate to the U.S. dollar period over period.

Corporate
SG&A expenses for the three and nine months ended September 30, 2022 were $3.1 million and $9.3 million, respectively, compared with $3.0 million and $9.3 million for the three and nine months ended September 30, 2021.

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2022	2021	$	%	2022	2021	$	%
OEM	$6.0	$5.1	$0.9	18%	$17.4	$14.4	$3.0	21%
IAM	2.9	4.1	(1.2)	(29)%	11.1	13.7	(2.6)	(19)%
Corporate	3.1	3.0	0.1	3%	9.3	9.3	—	—%
Total SG&A expenses	$12.0	$12.2	$(0.2)	(2)%	$37.8	$37.4	$0.4	1%

Management's Discussion and Analysis
Other significant expense and income items for the three and nine months ended September 30, 2022

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and nine months ended September 30, 2022, we recognized foreign exchange losses of $2.6 million and $6.0 million, respectively, compared to foreign exchange gains of $0.9 million and $2.5 million for the three and nine months ended September 30, 2021, respectively. The foreign exchange losses recognized in the current quarter were primarily driven by unrealized foreign exchange losses that resulted from the translation of U.S. dollar denominated debt in our Canadian legal entities. The Canadian dollar decreased by 6% against the U.S. dollar in the third quarter of 2022 compared to the second quarter. Compared to December 31, 2021, the Euro and Canadian foreign exchange rate against the U.S. dollar for September 30, 2022 has decreased by 8% and 16%, respectively. As a result, our working capital balances have shown a decrease on our balance sheet reported in U.S. dollars, despite it remaining consistent period over period in its functional currency.

Depreciation and amortization for the three and nine months ended September 30, 2022 was $2.9 million and $9.0 million, compared to $3.3 million and $10.5 million for the three and nine months ended September 30, 2021, respectively. The amounts included in cost of revenue for the three and nine months ended September 30, 2022 were $1.8 million and $5.7 million, respectively, compared with $2.1 million and $6.3 million for the three and nine months ended September 30, 2021.

Interest on long-term debt and amortization of discount
(expressed in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Interest expense on long-term debt	$0.6	$0.9	$1.9	$2.9
Royalty payable accretion expense	0.2	0.5	0.8	1.5
Total interest on long-term debt and accretion on royalty payable	$0.8	$1.4	$2.7	$4.4

The decreases in interest expense on long-term debt for the three months ended September 30, 2022 compared to the prior year period were primarily due to the final conversion of the convertible notes held by Cartesian in the third quarter of 2021. The royalty payable accretion expense has decreased as we continued to make repayments as scheduled.

Income tax expense was $1.0 million and $0.9 million for the three and nine months ended September 30, 2022 compared to income tax expense of $0.3 million and recovery of $7.4 million for the three and nine months ended September 30, 2021. The increase in income tax expense during the three and nine months ended September 30, 2022 compared to the same periods in 2021 was primarily driven by an increase in income before taxes in our subsidiary in Italy and the recognition of the tax benefits related to a step up in the tax basis of certain of our Italian assets in the prior year.

Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents position decreased by $11.7 million during the third quarter of 2022 to $86.5 million from $98.2 million at June 30, 2022 and decreased by $38.4 million during the nine months of 2022 from $124.9 million at December 31, 2021. The decrease in cash during the three months ended September 30, 2022 was primarily driven by the net cash used in our operating activities, and repayment of debt.

Cash Flow from Operating Activities
The Russia-Ukraine conflict, higher natural gas prices, especially in Europe, global supply chain disruptions, high inflation, and higher interest rates had a negative impact on customer demand and materially impacted our business in the nine months of 2022. As supply chain disruptions and high inflation continue to challenge the automotive industry with rising manufacturer costs causing pressure on gross margin in the near term as we respond with pricing and productivity countermeasures to manage our profitability. See the "Russia-Ukraine Conflict" and "Risk, Long-term Profitability, and Liquidity" sections in this MD&A for further discussion. These conditions continue to persist. Consequently, the duration and severity of the impact on future quarters is currently uncertain.
For the three months ended September 30, 2022, net cash flows used in operating activities were $8.6 million, a decrease of $5.8 million from net cash used of $14.4 million in the three months ended September 30, 2021. The decrease in cash used in operating activities was primarily driven by the net changes in working capital, specifically in inventory. We had built up inventory in the third quarter of 2021 to manage against supply chain risk against shortages of raw materials and components. Further, our inventory levels have remained consistent since the second quarter of 2022 due to lower than expected sales volumes to Russia and other markets and our growing electronics business. We continue to take actions to monetize the existing inventory and optimize our inventory levels.
Cash Flow from Investing Activities
For the three months ended September 30, 2022, our net cash used in investing activities was $2.5 million compared to $2.1 million net cash flows for the three months ended September 30, 2021. The increase in net cash used in investing activities compared to the prior year quarter was primarily driven by the loss of dividends received from joint ventures in 2022. In the prior year, we received dividends of $7.2 million. Partially offsetting this, we have decreased capital investments from $2.5 million in the three months ended September 30, 2022 compared to $5.1 million in the three months ended September 30, 2021.
Cash Flow from Financing Activities

For the three months ended September 30, 2022, our net cash used in financing activities was $3.6 million compared to net cash from financing activities of $3.2 million for the three months ended September 30, 2021 as we pay down our debt on a quarterly basis.
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$82.4	$82.4	$82.4	$—	$—	$—
Short-term debt (1)	8.7	8.7	8.7	—	—	—
Long-term debt, principal, (2)	43.4	41.8	10.1	21.4	10.2	—
Long-term debt, interest (2)	—	8.0	3.1	4.1	0.8	—
Long-term royalty payable (3)	5.6	8.3	1.3	4.1	2.9	—
Operating lease obligations (4)	21.9	25.5	3.5	4.9	2.6	14.6
	$162.0	$174.7	$109.1	$34.5	$16.5	$14.6

Notes

(1) For details of our short-term debt, see note 11 in the unaudited condensed consolidated interim financial statements.

Management's Discussion and Analysis
(2) For details of our long-term debt, principal and interest, see note 12 in the unaudited condensed consolidated interim financial statements.

(3) For additional information on the long-term royalty payable, see note 13 of the unaudited condensed consolidated interim financial statements.

(4) For additional information on operating lease obligations, see note 10 of the unaudited condensed consolidated interim financial statements.

SHARES OUTSTANDING

For the three months ended September 30, 2022 and September 30, 2021, the weighted average number of shares used in calculating the basic income (loss) per share was 171,246,067 and 169,500,461, respectively. For the three months ended September 30, 2022 and September 30, 2021, the weighted average number of shares used in calculating the diluted income per share was 171,246,067 and 169,500,461, respectively. The Common Shares and Share Units (comprising of performance share units and restricted share units) outstanding and exercisable as at the following dates are shown below:

	September 30, 2022	November 7, 2022
	Number	Number

Common Shares outstanding	171,296,279	171,296,279
Share Units
Outstanding	3,868,417	3,868,417
Exercisable	1,117	1,117

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our unaudited condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, warranty liability, revenue recognition, inventories and property, plant and equipment. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A, for the year ended December 31, 2021, filed on March 14, 2022. Actual amounts may vary significantly from estimates used. There have been no significant changes in accounting policies applied to the September 30, 2022 unaudited condensed consolidated interim financial statements and we do not expect to adopt any significant changes at this time.

We believe that we have taken into account all the possible impacts of known events arising from the COVID-19 pandemic in the preparation of our consolidated financial statements. However, changes in circumstances due to the COVID-19 pandemic could impact our judgments and estimates associated with our liquidity and going concern assessment, and other critical accounting assessments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As discussed in the annual MD&A, we limited the scope of the design of our disclosure controls and procedures and internal controls over financial reporting evaluation to exclude Stako for 2021. While we believe the existing controls in place at Stako are sufficient to detect and prevent a material misstatement, we are in the process of implementing new controls and improving existing controls at Stako to conform with the operating controls in other subsidiaries.

Management's Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, gain or loss from acquisitions, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.
The following table provides summary unaudited consolidated financial data for the past year as comparison :
Selected Consolidated Quarterly Operations Data

	Three months ended					FY	Three months ended			YTD
Three months ended	31-Dec-20	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	FY 21	31-Mar-22	30-Jun-22	30-Sep-22	30-Sep-22
(expressed in millions of United States dollars except for per share amounts)			(1)				(2)
Total revenue	$83.9	$76.4	$79.0	$74.3	$82.7	$312.4	$76.5	$80.0	$71.2	227.7
Cost of revenue	$70.9	$63.4	$63.3	$64.2	$73.4	$264.3	$66.6	$69.5	$59.9	196.0
Gross margin[3]	$13.0	$13.0	$15.7	$10.1	$9.3	$48.1	$9.9	$10.5	$11.3	31.7
Gross margin percentage[3]	15.5%	17.0%	19.9%	13.6%	11.2%	15.4%	12.9%	13.1%	15.9%	13.9%
Income from investments accounted for by the equity method	$9.9	$6.6	$8.1	$4.1	$14.9	$33.7	$0.3	$0.5	$0.2	1.0
Net income (loss)	$4.1	$(3.1)	$17.2	$(5.8)	$5.4	$13.7	$7.7	$(11.6)	$(11.9)	(15.8)
EBITDA[3]	$13.1	$1.9	$13.9	$(1.2)	$8.4	$23.0	$11.7	$(7.7)	$(8.0)	(4.0)
Adjusted EBITDA[3]	$8.1	$2.7	$6.2	$(1.4)	$10.0	$17.5	$(6.1)	$(4.3)	$(4.5)	(14.9)
U.S. dollar to Euro average exchange rate	0.84	0.83	0.83	0.85	0.87	0.85	0.89	0.94	0.99	0.94
U.S. dollar to Canadian dollar average exchange rate	1.30	1.27	1.23	1.26	1.26	1.25	1.27	1.28	1.31	1.28
Earnings (loss) per share
Basic	$0.03	$(0.02)	$0.11	$(0.03)	$0.03	$0.09	$0.05	$(0.07)	$(0.07)	(0.09)
Diluted	$0.03	$(0.02)	$0.11	$(0.03)	$0.02	$0.08	$0.04	$(0.06)	$(0.07)	(0.09)

Notes

(1) During the second quarter of 2021, we recorded a $5.9 million bargain purchase gain from the acquisition of Stako.

(2) During the first quarter of 2022, we recorded a $19.1 million gain on sale of investment from the sale of our interest in CWI and the monetization of the related intellectual property.

(3) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
Non-GAAP Financial Measures:

In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, gross margin as a percentage of revenue, net working capital, and non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Three months ended	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22	30-Sep-22
Revenue	$76.4	$79.0	$74.3	$82.7	$76.5	$80.0	$71.2
Less: Cost of revenue	63.4	63.3	64.2	73.4	66.6	69.5	59.9
Gross margin	13.0	15.7	10.1	9.3	9.9	10.5	11.3
Gross margin %	17.0%	19.9%	13.6%	11.2%	12.9%	13.1%	15.9%

	September 30, 2022	December 31, 2021
(expressed in millions of U.S. dollars)
Accounts receivable	$90.9	$101.5
Inventories	82.9	83.1
Prepaid expenses	9.0	7.0
Assets held for sale	—	22.0
Accounts payable and accrued liabilities	(82.4)	(99.2)
Current portion of operating lease liabilities	(3.5)	(4.2)
Current portion of warranty liability	(9.0)	(13.5)
Net working capital	$87.9	$96.7

Management's Discussion and Analysis

	September 30, 2022	December 31, 2021
(expressed in millions of U.S. dollars)
Total liabilities	$180.5	$234.9
Less:
Total current liabilities	115.4	146.5
Long-term debt	32.9	45.1
Long-term royalty payable	4.3	4.7
Other non-current liabilities	$27.9	$38.6

Three months ended	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22	30-Sep-22
Income (loss) before income taxes	$(2.8)	$9.1	$(5.4)	$4.6	$7.6	$(11.5)	$(11.0)
Interest expense, net (1)	1.2	1.1	0.9	0.3	1.0	0.7	0.2
EBIT	(1.6)	10.2	(4.5)	4.9	8.6	(10.8)	(10.8)
Depreciation and amortization	3.5	3.7	3.3	3.5	3.1	3.1	2.8
EBITDA	$1.9	$13.9	$(1.2)	$8.4	$11.7	$(7.7)	$(8.0)
Notes

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and accretion of royalty payables.

Three months ended	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22	30-Sep-22
EBITDA	$1.9	$13.9	$(1.2)	$8.4	$11.7	$(7.7)	$(8.0)
Stock based compensation	0.1	0.5	0.7	0.6	0.5	0.9	0.8
Unrealized foreign exchange (gain) loss	0.7	(2.3)	(0.9)	0.5	0.8	2.5	2.7
Asset impairment	—	—	—	0.5	—	—	—
Bargain purchase gain	—	(5.9)	—	—	—	—	—
(Gain) loss on sale of investment	—	—	—	—	(19.1)	—	—
Adjusted EBITDA	$2.7	$6.2	$(1.4)	$10.0	$(6.1)	$(4.3)	$(4.5)